MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Restoration Bond Company, LLC

DATE:	October 30, 2009

RE:	CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Restoration Bond Company, LLC
Registration Statement on Form S-3
Filed October 7, 2009
File No. 333-162370 & -01

Set forth below please find the responses of CenterPoint Energy Houston Electric, LLC and CenterPoint Energy Restoration Bond Company, LLC (collectively, “CenterPoint”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 23, 2009, with respect to the Form S-3 filed with the Commission by CenterPoint on October 7, 2009, File Nos. 333-162370 and 333-162370-01 (the “Registration Statement”). For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in italicized text.

We have revised the base prospectus and the prospectus supplement in response to the Staff’s comments and have also made other related revisions and updating changes where appropriate. We have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”). References in this letter to the prospectus supplement and the base prospectus are to those documents as contained in Amendment No. 1. Marked copies of Amendment No. 1 showing changes from the initial Registration Statement will be sent via over night delivery to your attention as well.

General

COMMENT:

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

October 30, 2009	2

RESPONSE:

We confirm that the depositor and each issuing entity that securitizes transition charges previously established, indirectly or directly, by the depositor or any affiliate of the depositor, have been current and timely with the applicable Exchange Act reporting for the last 12 months. The affiliates of the depositor that have previously issued asset-backed securities involving the same asset class (i.e., transition property) are CenterPoint Energy Transition Bond Company, LLC (formerly Reliant Energy Transition Bond Company LLC), whose CIK code is 0001098911, CenterPoint Energy Transition Bond Company II, LLC, whose CIK code is 0001310914, and CenterPoint Energy Transition Bond Company III, LLC, whose CIK code is 0001412853.

COMMENT:

2.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

RESPONSE:

We confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

COMMENT:

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

RESPONSE:

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

COMMENT:

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

October 30, 2009	3

RESPONSE:

We confirm that the base prospectus describes, and will at the time of effectiveness include, all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

Prospectus

General

COMMENT:

5.	Please revise the third sentence of the last full paragraph on page 41 and the first sentence in the last full paragraph on page 52 to remove any inference that you are disclaiming the accuracy of the information in the prospectus.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly (see pages 42 and 53 of the base prospectus).

Customer Delinquency Data, page 42

COMMENT:

6.	Please revise to present customer delinquency data in 30 or 31 day increments, as applicable, through the point of write-offs. Refer to Item 1100(b) of Regulation AB.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly (see page 42 of the base prospectus).

Our Legal Defeasance and Covenant Defeasance Options, page 68

COMMENT:

7.	Please revise the prospectus supplement summary to disclose the defeasance option and revise the risk factor section to disclose, to the extent material, any associated risks.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly (see page 8 of the prospectus supplement). We do not believe that there are any material risks to investors related to the defeasance provisions in the indenture.

October 30, 2009	4

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Please contact Margo Scholin (713-229-1110) or Tim Taylor (713-229-1184) at Baker Botts L.L.P. if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.